UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20449

                                     FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OF SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                             Commission File Number: 001-02964

                            TRANSAMERICA CORPORATION
             (Exact name of registrant as specified in its charter)

                              600 MONTGOMERY STREET
                         SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 983-4000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      COMMON STOCK, PAR VALUE $1 PER SHARE
                       9-3/8% DEBENTURES DUE MARCH 1, 2008
                           MEDIUM-TERM NOTES, SERIES A
                           MEDIUM-TERM NOTES, SERIES B
                       6-3/4% NOTES DUE NOVEMBER 15, 2006
                         JUNIOR SUBORDINATED DEBENTURES
   GUARANTEE WITH RESPECT TO TRANSAMERICA DELAWARE, L.P. PREFERRED SECURITIES
                 7-5/8% JUNIOR SUBORDINATED DEBENTURES DUE 2037
      GUARANTEE WITH RESPECT TO TRANSAMERICA CAPITAL III CAPITAL SECURITIES
            (Title of each class of securities covered by this form)


                  -----------------------------------------
       (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)   |X|       Rule 12h-3(b)(1)(i)       |X|
           Rule 12g-4(a)(1)(ii)  |_|       Rule 12h-3(b)(1)(ii)      |_|
           Rule 12g-4(a)(2)(i)   |_|       Rule 12h-3(b)(2)(i)       |_|
           Rule 12g-4(a)(2)(ii)  |_|       Rule 12h-3(b)(2)(ii)      |_|
                                           Rule 15d-6                |_|

Approximate number of holders of record as of the certification or notice date:

                                                        Approximate Number of
Class                                                           Holders
-----                                                           -------
COMMON STOCK, PAR VALUE $1 PER SHARE                               0
9-3/8% DEBENTURES DUE MARCH 1, 2008                               46
MEDIUM-TERM NOTES, SERIES A                                        3
MEDIUM-TERM NOTES, SERIES B                                        0
6-3/4% NOTES DUE NOVEMBER 15, 2006                                80
JUNIOR SUBORDINATED DEBENTURES                                     1
GUARANTEE WITH RESPECT TO TRANSAMERICA DELAWARE, L.P.
  PREFERRED SECURITIES                                           148
7-5/8% JUNIOR SUBORDINATED DEBENTURES DUE 2037                     1
GUARANTEE WITH RESPECT TO TRANSAMERICA CAPITAL III
  CAPITAL SECURITIES                                              32

  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Transamerica Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                        TRANSAMERICA CORPORATION

Dated:  July 27, 1999                   By: /s/ Edgar H. Grubb
                                           Name: Edgar H. Grubb
                                           Title: Executive Vice President and
                                                  Chief Financial Officer


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